Exhibit 99.1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Dated May 1, 2007
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited
	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues ($ millions)	5,584	6,137	6,604	6,231	5,315

Common Shareholders’ Net Income ($ millions)	497	545	541	512	491

Operating Earnings(1) ($ millions)	558	545	541	512	493

Basic Earnings per Common Share (EPS) ($)	0.87	0.95	0.94	0.88	0.84
Basic Operating EPS(1) ($)	0.98	0.95	0.94	0.88	0.85
Fully Diluted EPS ($)	0.86	0.94	0.93	0.88	0.84
Fully Diluted Operating EPS(1) ($)	0.96	0.94	0.93	0.88	0.84

Return on Common Equity (ROE) (%)	12.0	14.0	14.4	13.6	13.1
Operating ROE(1)(%)	13.5	14.0	14.4	13.6	13.2

Average Common Shares Outstanding (millions)	572.0	572.6	574.2	578.8	581.8
Closing Common Shares Outstanding (millions)	571.4	571.8	573.0	575.3	580.9

S&P 500 Index (daily average)	1,425	1,389	1,287	1,282	1,283
S&P 500 Index (close)	1,421	1,418	1,336	1,270	1,295

Sun Life Financial Inc.(2) reported common shareholders’ net income of $497 million for the quarter ended March 31, 2007, up $6 million from $491 million in the first quarter of 2006. The increase in common shareholders’ net income was primarily due to earnings growth from MFS, Sun Life Financial Canada’s Group Benefits and Group Wealth divisions, the Hong Kong operations of Sun Life Financial Asia, and Sun Life Financial U.K. These gains were partially offset by lower Corporate Support earnings, mostly due to after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities, and lower earnings from Sun Life Financial U.S.
ROE was reduced by 40 basis points and operating ROE was reduced by 45 basis points this quarter as a result of a $205 million increase in opening retained earnings and a $359 million increase in opening accumulated Other Comprehensive Income required by changes to Canadian investment accounting rules that came into effect on January 1, 2007. ROE for the first quarter of 2007 was 12.0% compared with 13.1% for the first quarter of 2006. The 110 basis point decrease was primarily the result of the $61 million in charges and the January 1, 2007 opening equity adjustments noted above, partially offset by improved earnings in a number of the Company’s businesses and the repurchase of common shares. Fully diluted EPS were $0.86, 2.4% higher than the $0.84 reported in the prior year.
Fully diluted operating EPS, which do not include the $6 million in charges, were $0.96 for the quarter, up 14.3% over fully diluted operating EPS of $0.84 in the first quarter of 2006. Operating ROE of 13.5% for the quarter, which excludes the charges but includes the additional $564 million increase in equity resulting from the changes to Canadian investment accounting rules, was up from operating ROE of 13.2% in the first quarter of 2006.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s first quarter 2007 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.

(1)	Operating Earnings, Basic Operating EPS, Fully Diluted Operating EPS and Operating ROE exclude after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust, taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006. See “Use of Non-GAAP Financial Measures”.
(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Sun Life Financial Inc. | sunlife.com     3

Management’s Discussion and Analysis
SLF CANADA

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues ($ millions)	2,374	2,520	2,335	2,223	2,255
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	146	156	123	156	150
Group Benefits	51	60	85	65	37
Group Wealth (1)	53	41	32	43	47

Total	250	257	240	264	234
ROE (%)	14.3	14.3	13.3	15.0	13.7

(1) Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $16 million, or 7%, compared to the first quarter of 2006. SLF Canada results reflected increased earnings in Group Benefits and Group Wealth, offset by a slight decline in Individual Insurance & Investments earnings.
•	Individual Insurance & Investments earnings for the first quarter of 2007 decreased by 3% compared to the first quarter of 2006 as higher estimated earnings from CI Financial were more than offset by lower Individual Wealth results due to the non-recurrence of unusually favourable investment results in the first quarter of 2006.
•	Group Benefits earnings for the first quarter of 2007 increased by 38% over the first quarter of 2006 due to changes to actuarial reserves to better reflect asset liability matching. First quarter typically includes less favourable morbidity and mortality experience.
•	Group Wealth earnings for the first quarter of 2007 increased by 13% over the first quarter of 2006 including the positive impact of a reinsurance transaction on actuarial reserves, as well as continued growth in assets under management.
SLF U.S.

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’ 06

Revenues (US $ millions)	1,876	2,102	2,804	2,608	1,734
Revenues (C$ millions)	2,197	2,392	3,143	2,929	2,001
Common Shareholders’ Net Income (US $ millions)
Annuities	80	61	88	64	85
Individual Life	5	9	22	(4)	23
Group Life & Health	(1)	16	11	20	–

Total (US$ millions)	84	86	121	80	108
Total (C$ millions)	98	97	136	90	125
ROE (%)	9.4	9.7	13.9	9.4	12.9

Earnings for SLF U.S. decreased C$27 million or 22% compared to the first quarter of 2006. In U.S. dollars, earnings were US$84 million, US$24 million or 22% lower than in the first quarter of 2006. Earnings decreased this quarter as a result of continuing increased new business strain in Individual Life and the non-recurrence of variable annuity Guaranteed Minimum Death Benefit (GMDB) reserve releases recognized in the first quarter of 2006. These decreases were partially offset by the impact of favourable credit experience on interest rate spreads and increased fee income in Annuities and the favourable impact of increased earnings from lower tax jurisdictions in Individual Life.
•	Annuities earnings decreased by US$5 million compared to the first quarter of 2006 as the impact of favourable credit experience on interest rate spreads and increased fee income were more than offset by the non-recurrence of GMDB reserve releases recognized in the first quarter of 2006.
•	Individual Life earnings decreased by US$18 million compared to the first quarter of 2006 due to increased new business strain of US$38 million, partially offset by the favourable impact of increased earnings from lower tax jurisdictions.
•	Group Life & Health earnings were essentially flat compared to the first quarter of 2006. First quarter typically includes less favourable claims experience.
4      Sun Life Financial Inc. | First Quarter 2007

Management’s Discussion and Analysis
MFS

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues (US$ millions)	382	390	352	362	360
Revenues (C$ millions)	447	444	395	407	416
Common Shareholders’ Net Income (US$ millions)	61	62	52	47	45
Common Shareholders’ Net Income (C$ millions)	72	71	58	53	52
Pre-tax Operating Profit Margin Ratio	34%	34%	30%	27%	26%
Average Net Assets (US$ billions)	189	182	170	168	167
Assets Under Management (US$ billions)	192	187	175	168	170
Net Sales/(Redemptions) (US$ billions)	0.2	1.0	(0.1)	(0.4)	(0.3)
Market Movement (US$ billions)	4.4	11.0	6.9	(1.0)	7.5
S&P 500 Index (daily average)	1,425	1,389	1,287	1,282	1,283

Earnings for MFS increased C$20 million, or 38%, compared to the first quarter of 2006. In U.S. dollars, first quarter earnings were US$6 million, US$16 million, or 36%, higher than in the first quarter of 2006 primarily due to asset growth. Average net assets of US$189 billion increased 13% compared to the first quarter of 2006. Total revenues of US$382 million grew by 6% compared to the first quarter of 2006. Advisory revenues for the first quarter increased 14% to US$233 million consistent with asset growth.
Total assets under management at March 31, 2007 were US$192 billion, an increase of US$5 billion compared to December 31, 2006, driven by market appreciation of US$4.4 billion and net managed fund sales of US$0.8 billion partially offset by net retail mutual fund redemptions of US$0.6 billion during the period.
SLF ASIA

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues ($ millions)	215	297	240	259	226
Common Shareholders’ Net Income ($ millions)	38	33	13	31	24
ROE (%)	13.5	12.6	5.2	12.6	10.2

SLF Asia’s first quarter 2007 revenues decreased 5% compared to the first quarter of 2006 primarily due to increased sales of wealth accumulation products that are not recorded as revenues under Canadian accounting rules, and the effect on investment income of the changes to Canadian investment accounting rules that came into effect on January 1, 2007.
First quarter 2007 earnings of $ 38 million increased by $ 14 million, or 58%, over the first quarter of 2006 primarily due to improved asset liability matching in Hong Kong, partially offset by lower income in the Philippines.
SLF Asia sales momentum continued in the first quarter of 2007, with sales up 27% in Canadian currency over the same period last year. In local currency, the Philippines had a strong first quarter of sales, with individual life and pre-need sales up 38% over last year, while sales in Indonesia were up a strong 28%. In India, the direct sales force grew to over 45,000 advisors in 116 branches serving 95 cities, contributing to a 65% growth in agency sales during the first quarter of this year. In China, sales grew by 90% over the first quarter of 2006. Sun Life Everbright Life Insurance Company opened a sales office in Yiwu in the Zhejiang province during the first quarter of 2007. Hong Kong sales were also up during the period.
Sun Life Financial Inc. | sunlife.com     5

Management’s Discussion and Analysis
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly Results

	Q1’ 07	Q4’06	Q3’06	Q2’06	Q1’ 06

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	100	28	57	48	38
SLF Reinsurance	18	35	25	24	9
Corporate Support	(79)	24	12	2	9

Total	39	87	94	74	56

First quarter 2007 earnings decreased by $17 million compared to the first quarter of 2006 primarily due to lower Corporate Support earnings resulting from after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities, and an increase in tax provisions for withholding taxes on unremitted earnings. The lower results in Corporate Support were partially offset by higher earnings in SLF U.K. due to the reimbursement of certain mortgage endowment costs and favourable updates to annuity reserves and deferred tax liabilities.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $5.6 billion in the first quarter of 2007 increased by $269 million over the same period in 2006. Higher premiums of $320 million, mainly from annuities, and $77 million in higher fee income were partly offset by $128 million in lower investment income.
Premium revenue rose to $3.3 billion in the first quarter of 2007, improving by $320 million over the same quarter last year.
Annuity premiums were higher by $208 million than during the same period in the prior year. SLF Canada’s annuity premiums increased by $86 million on higher sales in Group Wealth and Individual Wealth. SLF U.S. produced $90 million of additional annuity premiums primarily from sales of fixed annuities. SLF U.K. annuity premiums increased by $32 million due to higher vestings over the comparable period a year ago.
Health premiums increased by $64 million over the first quarter of 2006 as business growth from SLF Canada Group Benefits and SLF U.S. Group Health contributed $34 million and $32 million, respectively.
First quarter 2007 net investment income declined by $128 million or 8% from the first quarter of 2006 due to changes to Canadian investment accounting rules that became effective on January 1, 2007. These declines were partially moderated by the favourable impact of fluctuations in equity markets and interest rate levels.
Fee income of $830 million in the first quarter of 2007 was up $77 million from the same period in the previous year due to asset management fees earned on higher average net asset levels.
6     Sun Life Financial Inc. | First Quarter 2007

Management’s Discussion and Analysis
ASSETS UNDER MANAGEMENT
AUM were $445.8 billion at March 31, 2007 compared to $436.5 billion as at December 31, 2006, and $402.4 billion at March 31, 2006. The increase of $9.3 billion between December 31, 2006 and March 31, 2007 resulted primarily from:
(i)	positive market movements of $7.0 billion;
(ii)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules; and
(iii)	net sales of mutual, managed and segregated funds of $0.5 billion; partially offset by
(iv)	a decrease of $3.2 billion from the stronger Canadian dollar relative to the prior period currency exchange rates.
AUM increased $43.4 billion between March 31, 2006 and March 31, 2007. The increase related primarily to:
(i)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules;
(ii)	$33.6 billion arising from robust market performance; and
(iii)	$1.7 billion of net sales of mutual, managed and segregated funds; partly reduced by
(iv)	a $1.1 billion decrease from currency fluctuations.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $122.3 billion as at March 31, 2007, compared to $112.4 billion a year earlier. A $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S. and $632 million from the favourable impact of currency fluctuations also boosted general fund assets in the first quarter of 2007.
Total general fund assets increased by $4.5 billion from the December 31, 2006 level of $117.8 billion. A $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules. Continued business growth in the general fund assets were partly diminished by the unfavourable currency impact of $618 million from a stronger Canadian dollar at the end of the first quarter of 2007.
Actuarial and other policy liabilities of $87.7 billion at March 31, 2007 rose by $10.3 billion compared to March 31, 2006 due to business growth, largely in SLF Canada and SLF U.S., and $7.3 billion from the impact of changes to Canadian investment accounting rules. The favourable impact of currency fluctuations also added $586 million.
Actuarial and other policy liabilities of $87.7 billion at March 31, 2007 were up by $6.6 billion compared to December 31, 2006 as the impact of changes to Canadian investment accounting rules were partially offset by the unfavourable currency effect resulting from the strengthened Canadian dollar at the end of the first quarter of 2007.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $18.0 billion at March 31, 2007, $907 million higher than at December 31, 2006. Shareholders’ net income, before preferred share dividends of $16 million, generated $513 million and the issuance of Class A Preferred Shares, Series 5 added $244 million, net of expenses. The adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $535 million, including a decrease of $29 million in Other Comprehensive Income in the quarter. Dividend payments on common shares of $183 million and $72 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) somewhat diminished these increases. Currency fluctuations further reduced shareholders’ equity by $114 million.
As at March 31, 2007, Sun Life Financial Inc. had 571,355,895 common shares and 61,000,000 preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com 7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly Results

($ millions)	Q1’07	Q1’06

Cash and cash equivalents, beginning of period	4,881	2,740
Cash flows provided by (used in):
Operating activities	44	158
Financing activities	218	699
Investing activities	249	306
Changes due to fluctuations in exchange rates	22	(1)

Increase in cash and cash equivalents	533	1,162

Cash and cash equivalents, end of period	5,414	3,902
Short-term securities, end of period	1,556	1,275

Total cash, cash equivalents and short-term securities	6,970	5,177

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2007 increased by $1.8 billion from the first quarter of 2006 mainly as a result of the timing of investment transactions. The increase in cash and cash equivalents was $629 million lower in the first quarter of 2007 as compared to the same period in the prior year due mainly to financing activities that generated $481 million less in cash flows during the first quarter of 2007 than in the comparable quarter of 2006. Financing activities reflected the issuance of $250 million fixed/floating debentures during the first quarter of 2007 as compared to the $700 million fixed/floating debentures issued in March 2006. Preferred shares of $250 million were issued during the first quarter of both 2007 and 2006.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2006. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
Sun Life Financial received a strong Enterprise Risk Management (ERM) rating from Standard & Poor’s following an extensive review of its risk management practices. In an Insurance Credit Report published on March 28, 2007, Standard & Poor’s reported that ERM at Sun Life is a well-established and highly embedded discipline that touches on all decisions.
OUTLOOK
During the past quarter, major North American stock market indices were somewhat volatile, ending the quarter slightly higher than the end of 2006. U.S. interest rates steepened during the quarter led by rallies in two- and five-year Treasuries. In Canada, longer term interest rates increased slightly compared to the fourth quarter of 2006. The Canadian dollar strengthened compared to the U.S. dollar during the quarter.
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in the U.S. fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will benefit from a reduction in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these
8 Sun Life Financial Inc. | First Quarter 2007

Management’s Discussion and Analysis
various legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, Diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of MFS. Embedded Value and Value of New Business are used to measure overall profitability. Embedded Value and Value of New Business are based on actuarial amounts for which there are not comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, fully diluted operating EPS and operating ROE exclude a $43 million and a $18 million after-tax charge to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem the outstanding US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust, respectively, taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. | sunlife.com 9